UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2024

Commission File Number: 001-40509

BROOKFIELD WEALTH SOLUTIONS LTD.

(Translation of registrant’s name into English)

Ideation House, First Floor

94 Pitts Bay Road

Pembroke, HM08

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form  40-F ☐

Exhibits 10.1 and 10.2 included in this Form 6-K are incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-276533).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibit Index

Exhibit	Description of Exhibit

10.1	Second Amended and Restated Administration Agreement, dated October 29, 2024, by and between Brookfield Corporation and Brookfield Wealth Solutions Ltd.

10.2	Second Amended and Restated Support Agreement, dated October 29, 2024, by and between Brookfield Corporation and Brookfield Wealth Solutions Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD WEALTH SOLUTIONS LTD.

Date: October 31, 2024	By:	/s/ Thomas Corbett
Name: Thomas Corbett
Title: Chief Financial Officer